Exhibit 12.1

Twenty-First Century Fox, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in Millions, Except Ratio Amounts)

(Unaudited)

	Fiscal years ended June 30,
	2015	2014	2013	2012	2011
Earnings:
Income from continuing operations before income tax expense	$9,847	$5,189	$8,736	$4,463	$3,098
Add:
Equity earnings of affiliates	(904)	(622)	(655)	(636)	(352)
Cash distributions received from affiliates	352	358	324	281	252
Fixed charges, excluding capitalized interest	1,303	1,267	1,217	1,186	1,125
Amortization of capitalized interest	30	40	42	37	44

Total earnings available for fixed charges	$10,628	$6,232	$9,664	$5,331	$4,167
Fixed charges:
Interest on debt and finance lease charges	$1,198	$1,121	$1,063	$1,032	$962
Capitalized interest	26	28	41	42	44
Interest element on rental expense	105	146	154	154	163

Total fixed charges	$1,329	$1,295	$1,258	$1,228	$1,169

Ratio of earnings to fixed charges	8.0	4.8	7.7	4.3	3.6